Filed by LifePoint Hospitals, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Province Healthcare Company
Subject Company: LifePoint Hospitals, Inc.
Commission File No.: 333-119929

This filing relates to a planned combination of LifePoint Hospitals, Inc. (“LifePoint Hospitals”) and Province Healthcare Company (“Province Healthcare”) pursuant to the terms of the Agreement and Plan of Merger, dated as of August 15, 2004, by and among LifePoint Hospitals, Lakers Holding Corp., Lakers Acquisition Corp., Pacers Acquisition Corp. and Province Healthcare, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of January 25, 2005.

In connection with the proposed transaction between LifePoint Hospitals and Province Healthcare, Lakers Holding Corp. has filed with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus, as part of a Registration Statement on Form S-4, and other relevant materials. The definitive joint proxy statement/prospectus will be mailed to the stockholders of LifePoint Hospitals and Province Healthcare. Investors and security holders are advised to read the joint proxy statement/prospectus and other relevant materials when they become available, as well as any amendments or supplements to those documents, because they will contain important information about Lakers Holding Corp., LifePoint Hospitals, Province Healthcare and the proposed transaction. In addition, the joint proxy statement/prospectus and other relevant materials filed by LifePoint Hospitals or Province Healthcare with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by LifePoint Hospitals by contacting Investor Relations, LifePoint Hospitals, Inc., 103 Powell Court, Suite 200, Brentwood, Tennessee, 37027, Phone: (615) 372-8500 and by Province Healthcare by contacting Investor Relations, Province Healthcare Company, 105 Westwood Place, Suite 400, Brentwood, Tennessee, 37027, Phone: (615) 370-1377.

LifePoint Hospitals and Province Healthcare, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information about the directors and executive officers of LifePoint Hospitals, and their interests in the transactions contemplated by the merger agreement, including their ownership of LifePoint Hospitals common stock, is set forth in the proxy statement for LifePoint Hospitals’ 2004 annual meeting, which was filed with the SEC on April 28, 2004, and in the joint proxy statement/prospectus. Information about the directors and executive officers of Province Healthcare, and their interests in the transactions contemplated by the merger agreement, including their ownership of Province Healthcare common stock, is set forth in the proxy statement for Province Healthcare’s 2004 annual meeting, which was filed with the SEC on April 20, 2004, and in the joint proxy statement/prospectus. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the joint proxy statement/prospectus and the other relevant documents filed with the SEC.

The following is the transcript of the conference call held on February 10, 2005 relating to LifePoint Hospitals financial results for the fourth quarter and year ended December 31, 2004.

LPNT — Q4 2004 LifePoint Hospitals, Inc. Earnings Conference Call
Event Date/Time: Feb. 10. 2005 / 10:00AM ET Event Duration: 1 hr 32 min
OVERVIEW
Diluted EPS grew 18% from $0.50 to $0.59 from 4Q03 to 4Q04. 2005 EPS for the combined new LPNT is estimated to be $2.38-2.49. Quarterly EPS spread is estimated to be $0.62-0.64 for 1Q05, $0.56-0.59 for 2Q05, $0.56-0.59 for 3Q05, and $0.64-0.67 for 4Q05. Q&A Focus: Guidance, volumes, Wythe County, and TennCare.

C O R P O R A T E     P A R T I C I P A N T S

Ken Donahey
LifePoint Hospitals, Inc. — Chairman, CEO

Mike Culotta
LifePoint Hospitals, Inc. — CFO

Bill Gracey
LifePoint Hospitals, Inc. — COO

Bill Carpenter
LifePoint Hospitals, Inc. — EVP

C O N F E R E N C E     C A L L     P A R T I C I P A N T S

A.J. Rice
Merrill Lynch — Analyst

David Dempsey
Avondale Partners — Analyst

John Ransom
Raymond James — Analyst

Adam Feinstein
Lehman Brothers — Analyst

Kemp Dolliver
SG Cowen — Analyst

Sheryl Skolnick
Fulcrum Global Partners — Analyst

Charles Lynch
CIBC World Markets — Analyst

Ken Weakley
UBS — Analyst

Tim Leahy
Goldman Sachs — Analyst

Shawn George
Drake Management — Analyst

Robert Mains
Advest, Inc. — Analyst

P R E S E N T A T I O N

Operator

Ladies and gentlemen, thank you very much for standing by, and welcome to the LifePoint Hospitals year-end results conference call. Please note that during the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question-and-answer session, and if at that time you should have a question, please press the 1, followed by the 4 on your telephone. As a reminder, today’s conference is being recorded on Thursday, February 10, 2005. I now have the pleasure of turning the conference over to Mr. Ken Donahey, Chairman and Chief Executive Officer of LifePoint Hospitals. Please go ahead, sir.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Welcome to our fourth-quarter 2004 earnings conference call. We’d like to extend a warm welcome to the employees, community leaders, physicians and friends who serve the communities of both LifePoint Hospitals and Province Healthcare. We look forward to completing the transaction with Province and integrating these 2 great companies.

Please allow me to take a few minutes to read our disclosure statement. On today’s call, we will be making forward-looking statements based upon management’s current expectations. Numerous factors could cause our results to differ from these expectations. Those factors may be beyond our ability to control or predict. As always, these statements are subject to certain risks, including possible changes in reimbursement and risks associated with the highly regulated and competitive nature of the industry, among other things. We outlined these risks and uncertainties in our filings with the SEC, and encourage you to review these filings. We also ask you to please review the risk factors in our press release issued yesterday. The Company undertakes no obligation to update or make any other forward-looking statements, whether as a result of new information, future events or otherwise. In addition, please review our S-4 filed under Lakers Holding Corp., which provides a great deal of detail on the proposed Province acquisition. There are, of course, a number of risks associated with the acquisition, including our ability to integrate the Province hospitals successfully and achieve our anticipated synergies. Risks associated with the Province transaction are included in the S-4. To increase your understanding of our company, you may want to read recent 10-Ks, 10-Qs, 8-K filings, proxies, annual reports to the shareholders, as well as the S-4. Also, please visit our website for a link to the various information and filings. Our plans are to file our 10-K later this month. The 10-K will provide great — a great deal of detail which will supplement your understanding of the results for the fourth quarter and the year ended December 31, 2004.

As you know, it’s our company policy not to update our guidance during the quarter. We have endeavored to adhere to this policy with respect to our previous guidance for the quarter and this year. Any time the Company speaks out about material information that has not been previously disclosed, we will do — do so in a manner that insures general public disclosure and in compliance with Regulation FD, by using venues such as public filings, press releases, webcasts and conference calls

Joining me today are Bill Gracey, our Chief Operating Officer; Bill Carpenter, our Executive Vice President; Gary Willis, our Vice President and Controller; Bill Hoffman, our Vice President of Government Programs; and Scott — Scott Raplee, our Senior Vice President of Operations CFO; and Mike Culotta, the Chief Financial Officer. We’re extremely proud and excited about the results for the quarter, as well as the events and financial results of 2004 as a whole. We ended the year with over 23 percent EPS growth. Obviously, today we’ll focus on LifePoint’s results for the fourth quarter and year-end.

We’re very excited, of course, that during 2004 we also negotiated the purchase of Province Healthcare, which brings additional significant opportunities to LifePoint which we will cover in future quarterly calls. For now, let me say that the acquisition of Province Healthcare is proceeding very well. Bill Gracey, Scott Raplee and I have visited almost all of the Province hospitals to meet with our future employee shareholders, business and community leaders, and committed and dedicated physicians. We are so pleased with the positive and warm welcome responses we’ve received. We firmly believe this acquisition is a great opportunity for all of our stakeholders. We are on track for a closing of the transaction by the end of March. Look for details about the shareholder meetings to approve the deal when we file our final amendment in the near future and go effective with the SEC.

Our history has demonstrated our success in acquiring and integrating assets, expanding the scope and breadth of services, investing in needed resources, recruiting quality physicians, playing an integral part in the communities, and being fiscally responsible to our shareholders. Given that the Province acquisition will double our size, we firmly believe that our operations and integration strategy is well suited for this acquisition. We’re extremely excited to continue to demonstrate to you our strength in managing these assets. Our financial strategy is still the same as that described in the pro formas in the S-4. We will finance the transaction with a Term B loan estimated to be approximately $1.05 billion at LIBOR plus 175, and floating high-yield debt estimated to be $250 million at LIBOR plus 225. Of course, the amount of borrowing could change, depending on further debt paydowns prior to the close of the acquisition. In addition, we expect to issue approximately 15.4 million shares of our stock to Province shareholders in the acquisition. We will call Province 4.5 percent convert and tender for their 7.5 percent high-yield and 4.25 convert. The financing strategy we’ve described above is extremely flexible for us and will enable us to continue to invest in our hospitals and make future acquisitions. The pipeline remains very strong for acquisitions, and we plan to pursue those that complement our existing portfolio. While we won’t comment about any potential acquisition until we have a definitive agreement in place, our development team continues to do a great job of identifying potential opportunities. We don’t see that slowing down.

As you are aware, the flu season has been virtually nonexistent in our markets and throughout the United States. We saw a slight admissions growth in the combined October and November results, and a significant decline in December. This was the complete opposite from a year ago during these same comparative months. Last year, we experienced a decline of 1.5 percent in net revenue per adjusted admission for fourth quarter. The year’s fourth quarter — this year’s fourth quarter net revenue per adjusted admission increased significantly as a result of higher acuity patients and less flu.

Our hospital management teams have always done a tremendous job managing resources and costs. These teams have always shown great leadership and adaptability in meeting the needs of our communities, while consistently ensuring physical responsibility. We will always stay focused and detail-oriented in managing our business, without compromising the quality of healthcare delivered in our communities. Mike will give a more detailed overview of our financial results later in this call.

Let’s now discuss our ongoing success in physician recruitment. We continue to attract high-quality physicians, including a broader base of specialists. Our updated goal for 2004 was to recruit 84 admitting physicians. We have signed 85 admitting physicians to date, all of which started during 2004. Additionally, we’ve recruited 18 nonadmitting physicians, such as emergency room physicians, anesthesiologists, dermatologists, allergists and other specialists who are vital to meeting the communities’ needs and who often use the hospital for outpatient services. Of the recruited admitting physicians, 56 percent are specialists. For the quarter of 2004 and 2003, we’ve spent $4.8 million and $3.6 million, respectively, on physician recruitment. For the year 2004, we spent 15.1 million, compared to 13 million in 2003. We are expecting to recruit 92 admitting physicians for 2005 for LifePoint Hospitals.

We are committed to recruiting and retaining the highest quality physicians to support our communities, while expanding the scope of services locally. Our policy for handling physician recruiting is designed to comply with the Stark and fraud and abuse laws and guidelines. We constantly review our policies in this area from both a legal and business perspective. Remember, it’s LifePoint’s accounting policy to expense physician recruitment costs at the time they occur.

From an insurance perspective, we are seeing the professional and general liability markets stabilize and soften, due to the tort reform that’s starting to take effect in certain states. We are also extremely pleased with the consistent results that we’ve achieved in managing our professional and general liability risk. Our focus on risk management programs, risk assessment surveys and continuous quality improvements, coupled with physician and local hospital board and medical staff advisory committee support, have all been fundamental to our positive results. But rest assured, we will not let up on this very important aspect of our business. We believe quality and risk management are synonymous, and we will continue striving to deliver the highest-quality healthcare services to our communities.

We are also please to announce that during January of 2005, we exercised our purchase option on Bluegrass Community Hospital. We have been operating Bluegrass Community Hospital since January 2001 under a lease arrangement. We presently have no leased facilities.

Our 10-K will be filed later this month and will include an assessment of Section 404 of the Sarbanes-Oxley Act of 2002. Our assessment is that our internal controls are effective. We noted no material weaknesses or significant deficiencies. Our auditors have informed us their opinion will also conclude that our internal controls are effective and no material weaknesses were noted. Our entire company positively and proactively approached the challenges of Section 404, and we’ve worked very hard since January of 2003 to prepare for this assessment. I am very proud of these results as a result of those efforts.

Let me just digress for a moment to say one more thing about Sarbanes-Oxley, and Section 404 in particular. I have the impression that some companies have used Sarbanes-Oxley as a distraction and a real burden. While it’s been expensive, and Mike will talk about the costs in a minute, the very positive and proactive approach that we took with respect to our internal controls was based on our view that if you’re going to have to do a project, you might as well benefit from it. At the conclusion of this process, I can say that we did just that, and our processes for internal controls are better for it, and I want to publicly thank everyone who worked so hard to ensure that we had good results.

As you’re aware, President Bush has released his budget proposal for 2006. While we are pleased that the administration is not recommending reducing provider updates, we are concerned about the expansion of patient — the patient transfer provision. Similarly, we support the President’s commitment to reform Medicaid. We look forward to learning more details regarding the projected Medicaid savings.

Finally, I would like to express my appreciation once more for the hard work and dedication of thousand — thousands of employee shareholders, hundreds of highly qualified physicians, the great civic and community leaders in our markets, and the wonderful, faithful volunteers that help us each and every day. We are appreciative of your commitment to our strategy and our continued success.

Mike will now discuss further the financial results for fourth quarter and year end 2004.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Thank you, Ken. Throughout these discussions, certain terms and statistics will be used that are not defined under generally accepted accounting principles. For example, adjusted EBITDA is defined as earnings before depreciation and amortization, interest expense, debt retirement costs, ESOP expense, minority interests and earnings of consolidated entities, income taxes and discontinued operations. Adjusted EBITDA is commonly used as an operational analytical indicator within the healthcare industry, and also serves as a measure of leverage capacity and debt serviceability. Our management and board of directors use adjusted EBITDA internally to evaluate our hospitals and company-wide operating performance. Adjusted EBITDA is a measure of performance used by investors, equity analysts and others to make informed investment decisions. Adjusted EBITDA is also used in our various financial covenants, as it relates to our credit agreement and the future credit agreement. In addition, multiples of current or projected adjusted EBITDA are used to estimate current or prospective enterprise values. Adjusted EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from adjusted EBITDA are significant components in understanding and assessing financial performance.

Please refer to our press release for an understanding of items excluded from EBITDA, and a reconciliation to net income, which is a defined term under generally accepted accounting principles. Our press release also contains further discussions on adjusted EBITDA. In addition, as Ken stated before, we suggest that you supplement your understanding of our company by reviewing historical 10-Ks, 10-Qs, proxies, 8-Ks and recent S-4 filings. We recommend that you read our 10-K, when completed, to further supplement your understanding of our results of the fourth quarter and year ended December 31, 2004.

Same-facility information includes all facilities except Spring View Hospital in Lebanon, Kentucky, which was acquired in October 2003, and River Parishes Hospital in LaPlace, Louisiana, acquired on July 1, 2004. Additionally, Bartow Memorial Hospital in Bartow, Florida is not included in same-facility discussions, and it is now reflected at — as discontinued operations. Our same-facility financial information always includes the cost of our corporate office. For the fourth quarter, the expense of our corporate office was approximately 3.2 percent of net revenues from continuing operations, and 3.0 percent for the prior year’s fourth quarter. For the year ended December 31, 2004, our corporate office expenses were 3.0 percent of net revenue, and 2.7 percent of net revenue for the year ended December 31, 2003.

The cost of compliance with Section 404 of the Sarbanes-Oxley Act are also included in corporate office expenses, and are classified in other operating expense. The total external cost to date incurred in complying with Section 404 was $1.8 million, of such 1.4 million was incurred in 2004, and represents approximately $0.02 per share. Of course, this does not include the tens of thousands of hours internally that was focused on this project.

Our diluted earnings per share grew 18 percent, from $0.50 to $0.59 from the fourth quarter of the prior year to the fourth quarter of 2004. For the year ended December 31, 2004, our consolidated diluted EPS grew 23.3 percent, and our diluted EPS from continuing operations grew 22.2 percent. Consolidated revenues for the quarter grew 28.3 percent, or 12.4 percent, of which River Parishes Hospital represented 10.5 million, or 4.1 percent of our fourth-quarter revenues. Springview was acquired on October 1, 2003, and therefore was included in the both the fourth quarter of 2004 and 2003.

Our same-facility inpatient revenues grew 2.8 percent, from 114.9 million to 118.1 million, from the fourth quarter of 2003 to the fourth quarter of 2004.

We’d like to make points of clarification regarding same-facility inpatient admission comparison. It is important to remember that facilities included in our same-store definition change each year. You recall from last year’s fourth quarter, our same-facility admissions were up 4.3 percent. However, this did not include the class of 2002, which represents a sizeable 15.5 percent of our revenue. By including the class of 2002 admissions for the same number of months in both 2002 and 2003, the actual admissions growth, quarter-over-quarter on a true comparative basis, would have been a 7.5 percent growth in 2003, compared to the 4.3 percent growth per the 2003 same-store definition. Thus, the 6.5 percent decline in the fourth quarter of 2004 is comparative to the 7.5 percent increase described above. We highlight this to point out that the fourth quarter of 2003 was an anomaly, with unusually high admissions growth resulting from the flu. Without the substantial flu-related admissions this year, a decrease in admissions was to be expected.

Breaking the current quarter down by month, we had a slight admission increase on the combined results of October and — and November, but a significant decrease in December. Interestingly, of the 1,514 decreases in same-facility admissions, 1,562 admissions related to respiratory or flu-related major diagnostic categories, or MDCs. As you can see, this represents our entire decline in inpatient admissions. Respiratory or flu-related MDC admissions declined 28.8 percent quarter-over-quarter. 75 percent of this decline occurred in December. Of the decreases in respiratory or flu-related MDC admissions, Medicare and Medicaid decreased 29.6 percent and self-pay admissions decreased 31.3 percent. On a per-patient basis, the flu represents approximately $4,200 to $4,600 in revenue per Medicare patient, and $2,000 to $2,100 for a Medicaid patient. ENT MDC admissions also including flu-related diagnosis were down 126 cases, or 32 percent, and again, 87 percent of the decline occurred in December. However, we are pleased to report that the flu-related decreases were offset by musculoskeletal MDC admission increases of 169 cases, or 11 percent, which are higher-acuity cases than respiratory and ENT.

OB MDC admissions increased by 149 cases, or 6 percent. This increase was predominately birth-related. Other admission increases in — were in skin, subcutaneous MDC admissions, which increased by 115 cases, or 22 percent, and circulatory MDC admissions, which increased by 42 cases, or 1 percent.

Again, the volume increases in each of these MDC categories generally have higher case weights than respiratory or ENT, and represents the growth in specialist recruitment. Finally, inpatient psych also increased, due to an opening of a geriatric psych unit at one of our hospitals during the year. Although same-facility inpatient surgery cases were slightly down, from a review of the case acuity, lower-acuity cases decreased while higher-acuity cases, such as orthopedics and cardiovascular surgeries, increased quarter-over-quarter.

Medicare DSH payments in the fourth quarter were 6.5 million, compared to 2.4 million in the fourth quarter of 2003. Cumulatively, Medicare DSH payments were 21.2 million for the year ended December 31, 2004, compared to 10 million for 2003. This increase is a result of the Medicare prescription drug bill. To summarize, from an inpatient perspective we saw a large decline in volumes due to the lack of a flu season, offset by an increase in higher-acuity, higher- revenue cases. This is also demonstrated by the increase in the Medicare case mix. Again, as we have previously stated, increasing the base of specialty physicians and broadening the range of services will continue to drive top-line growth, even during periods of slower volume growth.

Our estimated reimbursement settlements for the quarter increased revenues 3.7 million. Of this amount, 2.3 million related to a Medicaid settlement received this quarter, covering a number of years at a rural health clinic. We employed a physician at this clinic, and thus this settlement also increases their salaries and wages calculation. The net impact on EBITDA and pretax earnings after consideration of revised salaries and wages is only $200,000. In the prior-year fourth quarter, the estimated reimbursement settlement was a reduction to net revenues of approximately $116,000.

Outpatient revenues on a same-facility basis grew 14.8 percent, from 104.8 million in the fourth quarter of 2003 to 120.3 million in the fourth quarter of 2004. This growth was a result of CT volumes increasing 2 percent, MRI scans increasing 5 percent, nuclear medicine increasing 14 percent, and cardiac cath procedures increasing 128 percent. Laboratory volumes also grew during the quarter. Outpatient surgeries declined, predominantly as a result of ASC competition at our Dodge City, Kansas hospital, as mentioned in our first-quarter conference call. Factoring out the outpatient surgeries at this facility, company outpatient surgeries actually grew — grew 3 percent. Our ER volumes declined also, as a result of the lack of a flu season, which is not necessarily bad. Over 77 percent of the decline occurred in December. Since a large percentage of self-pay patients come through the ER, decreased ER volumes contributed to a lower bad debt expense as a percent of net revenues. Same-facility net revenues for equivalent admissions grew 13.7 percent, as a result of higher-acuity inpatients and faster growth during the quarter in outpatient revenues over inpatient revenues. This compares to a reduction of 1.5 percent in same-facility net revenues per equivalent admission in last year’s fourth quarter as compared to 2002, as a result of the larger increase in lower-acuity flu cases. We saw strong surgery growth in both inpatient and outpatient cases in December. Again, in summary, overall strong pricing and intensity growth replaced the lower-acuity volume decline.

Moving on to expenses, on a same-facility basis, salaries and benefits expense as a percent of revenue increased 60 basis points to 39.6 for the fourth quarter of 2004, compared to 39 percent for the fourth quarter of 2003. Of this increase, 30 basis points were attributable to increases in salaries to the employed physicians at the rural health clinic as a result of the Medicaid settlement described earlier. We were very pleased to see a 40-basis-points decline in contract labor. We saw a 70-basis-points increase in employee benefits, predominantly in health insurance coverage. With respect to same-facility supply expense, supplies as a percent of net revenues declined 40 basis points to 13.0 percent in the fourth quarter of 2004, from 13.4 percent in the fourth quarter of 2003. Supplies expense per equivalent admission increased 10.7 percent, or $71 in the fourth quarter of 2004, from the fourth quarter of 2003. The drivers of this increase have primarily been in rising volumes from orthopedic hip and joint replacements, as well as growing pharmacy and metal tech — medical technology costs, as a result of increased prices of certain drugs and medical devices.

On a same-facility basis, other operating expense as a percent of net revenues declined 60 basis points to 16.5 percent in the fourth quarter of 2004, from 17.1 percent as a percent of net revenues for the fourth quarter of 2003. Remember, the components of other operating expenses are contract services, professional fees, repairs and maintenance, utilities, insurance, rents and leases, nonincome tax, physician recruiting, IS fees, and other types of operating expense. These expenses, as we had previously stated, are more fixed-based. Our fees to HCA for the quarter for information technology services were 4.8 million, compared to 4 million for the previous year’s fourth quarter. Our total consolidated IS fees to HCA for the year were 16.3 million, compared to 14.2 million in 2003. HCA is one of our largest contract service expenses, and this expense will rise significantly with the Province acquisition.

The expense for professional and general liability for the quarter was a reduction of 1.1 million, compared to 0.7 million in expense a year ago. Our professional and general liability expense for the year was 5.4 million, compared to 8.3 million for 2003. We received updated actuarial studies during the fourth quarter which continued the company and industry trend we’ve seen over the last 2 years, showing a reduction in ultimate liability estimates. We believe the reduction in ultimate liability estimates was a direct result of our implementation of risk management programs, risk assessment surveys, and follow-up and quality care programs instituted. We will continue to improve our risk programs and assessments, and should see a continuation in improvements in actuarial calculations.

During our quarterly conference calls over the last year and a half, we have spent significant time on the allowance for doubtful accounts. As a quick reminder, every month we track our revenues by payer, we review our agings, paying very close attention to self-pay and co-pay trends, we analyze cash collections by payer class, we review our days in accounts receivable, and we match our bad debt expense and charity care to current revenues. On a same-facility basis, our provision for doubtful accounts for the fourth quarter of 2004 was 20.5 million, or 8.5 percent of revenues, compared to 20.2 million, or 9.1 percent of revenues for the fourth quarter of 2003. On a same-facility basis, we ended the year with bad debts as a percentage of net revenues of 8.5 percent, which was consistent with last year. On a consolidated basis, our provision for doubtful accounts for the fourth quarter of 2004 was 22.2 million, or 8.6 percent of net revenues, compared to 20.8 million, or 9.1 percent of net revenues in the fourth quarter of 2003.

Our charity deductions were 1.8 million for both fourth quarters of 2004 and 2003. Our consolidated self-pay revenues were 23.7 million in the fourth quarter of 2004, compared to 20.1 million in the fourth quarter of 2003, and 26.8 million in the third quarter of 2004. For the year ended 2004, our provision for doubtful accounts as a percentage of net revenues was 8.7 percent, compared to 8.5 percent for 2003. Charity care for the same time period went from 5.1 million to 7.8 million. Our charity care does not include the contractuals on Medicaid that tax-exempt entities report as a component of charity care.

Our allowance as a percentage of self-pay and co-pay accounts is 83.0 percent, compared to 83.6 percent at September 30, 2004, 84.4 percent at June 30, 2004, 87.2 percent at March 31, 2004, and 88.1 percent at December 31 — 31, 2003. Remember, we wrote off 21 million of fully reserved A/R in the second quarter that related to the Logan, West Virginia facility’s acquisition A/R. Thus, the decrease in percentages. Our days in accounts receivable were 38.8 days at December 31, 2004, which compares to 40.6 days at September 30, 2004, 38.8 days at June 30, 2004, 39.1 days at March 31, 2004, and 39.3 days at December 31, 2003. We continue to have the lowest days in A/R. We have implemented numerous programs at our facilities to increase up-front cash collections, without limiting the needs for healthcare services for those unable to pay for such services.

Our consolidated adjusted EBITDA margin improved 80 basis points, from 21 percent to 21.8 percent for the quarter, as compared to the same period in the prior year. On a same-facility basis, the margin improved 100 basis points, from 21.4 percent to 22.4 percent quarter-over-quarter. Our consolidated adjusted EBITDA margins improved 110 basis points for the year, from 20.5 percent to 21.6 percent. And same-facility adjusted EBITDA margins improved 160 basis points, from 20.6 percent to 22.2 percent year-over-year. Remember, our same- facility margins include our corporate overhead expenses of approximately 3 percent.

ESOP expense for the quarter was 2.3 million. ESOP expense is calculated at 280,000 shares times the average fair market value of our stock price for the year for GAAP purposes. For tax purposes, it is calculated at 280,000 shares times $11.50. This difference is a nondeductible item for tax purposes. The average fair market value of the stock this quarter was 33.7 — $33.71, compared to $27.07 in the prior-year’s fourth quarter. Our effective tax rate for this quarter was 37.5 percent, and the fourth quarter of 2003 was 37.4 percent. For the year ended 2004, the effective tax rate was 39.2 percent, and was 39.6 percent for the year ended 2003. Net cash provided by operations of the quarter was extremely strong at 33.9 million, compared to 13 million a year ago, fourth quarter. The net cash provided by operations for the year was also very strong, with a 41.5 percent increase to 148.6 million.

In conclusion, we would like to thank everyone at LifePoint for all of their hard work, loyalty and contributions on a solid quarter and year. Ken?

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Good job, Mike. Bill Gracey will now give you an update on the integration plans for the Province Healthcare acquisition and our recent Province hospital visit.

Bill Gracey - LifePoint Hospitals, Inc. — COO

Thanks, Ken. This is an exciting time and obviously a busy time for all of us here at LifePoint, and I would like to briefly review our substantial progress toward transitioning Province’s corporate and hospital functions as we get closer to close. First, let me say that our friends at Province have been extremely cooperative and welcoming throughout the entire integration process. As Ken said, we’ve now visited nearly all the Province hospitals, including hospital senior leadership teams, chiefs of staff, chairmen of boards, department managers, and all the key stakeholders there in the hospital. And without exception, we’ve been received in a manner that reinforces our belief that our cultures and principles of management definitely have common ground. In familiarizing ourselves with our individual markets, strategic initiatives, hospital facilities and growth opportunities, our original findings and due diligence have been validated and further reinforced.

Second, in integrating our corporate functions, we’ve held true to our original commitment to realize substantial synergies in combining our 2 corporate offices. All offers have been extended and all employment terms accepted by those approximately 40 individuals who will be joining us from Province. From the senior management level, we’re very pleased to have the very experienced and capable Province regional team of Tom Pemberton and Robert Wampler joining us for our fourth division, as well as John Bumpus, who’s coming over as our Senior Vice President of Human Resources — coming in — coming over, that is, from Province. Although the 2 companies continue to operate independently, we are coordinating transition activities at all levels of the organization with very, very good results.

A formal transition planning team being chaired by Scott Raplee, our operations CFO, with participation of both LifePoint and Province leaders, has accomplished our goal of ensuring a smooth, seamless transition of the 2 companies into the new LifePoint. Additionally, all future division hospital alignments have been determined and have been announced to the field, which will ensure that first all existing LifePoint and Province hospital-to-division reporting relationships possible will remain intact; that, second, all hospitals in a given state will report to the same regional or division team; and, third, that change will be held to an absolute minimum. As we said before, it’s very pleasing to all of us to learn just how many of the Province hospital leaders our regional leaders know and have worked with in previous lives. The third area is concentrating aggressively on identifying and exploring revenue-generating and cost-saving opportunities for the Province hospitals going forward. Although too detailed for us to review in the time we have available today, rest assured that we are actively engaged in solidifying our strategies for achieving earnings growth and enhancing quality of care.

Finally, our communications with our soon-to-be new additions to the LifePoint family are evolving every day. Prior to close, we’ll begin the process of orienting hospital CEOs, CFOs, CNOs, COs and controllers to our financial processes, our strategic perspectives and our operating expectations. We’re placing a major emphasis on merging the 2 cultures to become an even greater LifePoint going forward. So as you can see, we’re clearly excited, very busy and absolutely enthusiastic that we’re applying the discipline and fundamentals that will ensure a truly successful merger. Ultimately, consistent with our high-5 principles, this will benefit our patients, our physicians, our employees, our communities and our shareholders. Thanks, Ken.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Thank you, Bill. Mike will now discuss our 2005 guidance.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Thank you, Ken. The guidance we are communicating today includes the effect of the Province acquisition for the second, third, and fourth quarters. Our guidance does not include the impact of FAS 123R. As you know, upon the completion of the Province acquisition, all of their options outstanding that are in the money will be settled for cash. All of our outstanding options and restricted shares will become fully vested and exercisable prior to the required implementation date of 123R. We will incur a one-time expense charge for the immediate vesting of our restricted shares, of approximately $3.9 million. This is not in the guidance we are giving today. We have not finalized our equity-based compensation for 2005, due to the Province acquisition. This is also excluded from the 2005 guidance we are communicating today. As we finalize our equity-based compensation, we will give further information, but at this time we have not been able to quantify an amount. Our guidance also does not include any amounts associated with transaction costs that will be expensed, or other expenses related to the conforming with LifePoint’s current accounting treatments. Finally, our guidance at this time does not include any acquisitions other than the Province acquisition, nor does it include the results of Bartow, which is in discontinued operations.

Our net revenue growth for the consolidated LifePoint facilities is estimated to be approximately 9.5 percent to 10 percent. Our same-facility net revenue growth is estimated to be 7 to 8 percent. With the Province acquisition, we estimate our consolidated net revenues to be approximately $1.830 billion to $1.860 billion. We estimate our EBITDA growth to be 50 to 100 basis points for the LifePoint facilities. With the Province acquisition, we believe consolidated EBITDA will be between 393 million to 403 million. Again, remember this EBITDA estimate includes the Province acquisition for only 3 full quarters. Our depreciation expense is estimated to be approximately 51.5 million, and with the Province acquisition consolidated depreciation expense is estimated to be approximately 105 million. We have estimated the step-up for purchase accounting. This amount could materially change, depending on the results of appraisals obtained on Province facilities and inventories of assets. Any material changes will be communicated to you.

Our average interest rate estimate is 3.02 percent for LIBOR. We estimate LIBOR to be 2.79 percent in Q2, 3.02 percent in Q3, and 3.26 percent in Q4. The pro formas in the S-4 are very detailed on the breakdown of the debt structure. Please use those pro formas and notes to further your understanding of the debt and capitalization structure. Remember, when calculating the effect of our convert, you must add back 1.7 million per quarter to net income and include the 4.7 million shares in the share count. The debt structure assumes all Province debt being prepaid, other than capital leases. If we are unable to prepay this debt, interest expense could be materially different. Also, if LIBOR increases greater than we estimate, interest expense could also be greater.

ESOP expense for LifePoint is estimated at the 280,000 shares, times an estimate of the fair market value of the stock. With the Province acquisition, we estimate an additional 110,000 shares will be allocated. On a full-year basis, the additional shares we estimate to be allocated are 145,000 shares. We estimate this expense to be approximately $15 million to $16 million. ESOP expense is obviously very volatile, as it is based upon stock price, and thus this estimate is subject to change. Minority interest expense is estimated to be approximately $2 million. Our tax rate is estimated to be between 39.2 percent and 40 percent. This wide estimate is affected by the nondeductible component of the ESOP expense.

Our share count for LifePoint is expected to be approximately 39.3 million shares, and we are estimating at this time issuing approximately 15.4 million shares to the Province shareholders. The estimated shares issued to Province shareholders are also subject to change, depending on the ultimate outcome of our share price within the caller as determined prior to the closing of the acquisition. Remember to add the 4.7 million shares on the convert. We previously discussed the additional net-of-tax interest add-back. The total impact on all these shares is only for the 3 full quarters. Our EPS for the combined new LifePoint is estimated to be $2.38 to $2.49. Our quarterly spread is estimated to be $0.62 to $0.64 for the first quarter, $0.56 to $0.59 for the second quarter, $0.56 to $0.59 for the third quarter, and $0.64 to $0.67 for the fourth quarter. The Province acquisition we estimate as an additional accretion of $0.01 to $0.20, which is included in the quarterly guidance we just stated. Again, this assuming 3 full quarters of the Province facilities.

Our cash flow from operations is estimated to be, on a combined basis, between 258 million to 265 million. Our CapEx is expected to be approximately $150 to $160 million. Of that, routine expenditures are expected to be approximately $35 million. IS costs are expected to be approximately $26 million. Of major projects already started, Logan Regional has about 9.5 million; Lake Cumberland, 25.7 million; Fort Mojave, about 14 million; and about 12 million.

We hope you will find the 2005 guidance to be helpful. Obviously, it is subject to change. We will be filing an 8-K very soon with December 31, 2004 pro formas that should further help you understand the Province acquisition. We are hoping to file our 10-K on February 28, 2005. Ken?

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Thank you, Mike. We are all excited about the future of LifePoint Hospitals and the opportunities ahead of us. Again, we wish to thank each of you for your interest in LifePoint and, as always, we want to thank everyone at LifePoint. At this time, we’re ready to answer your questions.

Q U E S T I O N S     A N D     A N S W E R S

Operator

Thank you, sir. Ladies and gentlemen, we welcome your questions and/or comments. Please feel free to press the 1,

followed by the 4 on your touchtone phone. A 3-tone prompt will acknowledge your request. If your question has been answered and you would like to withdraw your registration, press the 1, followed by the 3. Once again, ladies and gentlemen, we welcome your questions and/or comments. Please feel free to press the 1, followed by the 4 now. I am pleased to state that our first question comes from the line of A.J. Rice of Merrill Lynch. Please go ahead, sir.

A.J. Rice - Merrill Lynch — Analyst

Thanks. Hello, everybody. A couple questions, if I could ask quickly. First of all, just to make sure on the guidance, Mike, you’re talking about $0.01 to $0.02 incremental from Province. Is that — is that — per year, or per quarter? And can you maybe just comment on what the synergy, cost-savings type of assumption? Is there an updated assumption there that you’re embedding in this guidance?

Mike Culotta - LifePoint Hospitals, Inc. — CFO

A.J., the $0.01 or $0.02 is per quarter.

A.J. Rice - Merrill Lynch — Analyst

Okay.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Not — not for the year, it’s per quarter. And the synergies we’ve got pretty detailed in the S-4, and that’s roughly between about $16.5 and $18 million. Some of the larger items in there, one, we are an owner of HPG, so there will be about 1.4 million there, and also the other part is the predominantly — the corporate expenses as we combine the 2 — the 2 — the 2 corporate entities. There’ll be savings in the salaries and wages line. You won’t have a — a duplication of, for example, board fees. You know, we’ll just have one board of directors.

A.J. Rice - Merrill Lynch — Analyst

Right.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Ken, any more comments there?

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

No, I think, you know, as we stated, we informed the 40 Province employees, we’ve worked — worked out the terms and they’ll be joining us as soon as we close, so those savings will occur immediately.

A.J. Rice - Merrill Lynch — Analyst

Are there any areas where there is potential for either revenue enhancement or cost savings that, you know, would happen potentially in the first year, that you have not incorporated at this juncture that you are hoping to — to see?

Bill Gracey - LifePoint Hospitals, Inc. — COO

Everything that we have anticipated, A.J., is in the guidance, in terms of those savings, but obviously, as you — as you start looking under rocks and further get to know these hospitals, there may be others, obviously, and — and you’ve heard us state over the last few months in — in detail some of the specific areas where we feel like we may get revenue opportunities enhanced and where we can find cost savings, so, yes, I wouldn’t want to review them in detail on today’s call, but we do think they’re there.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

I think generally, you know, the — the growth is based on, you know, successful implementation of physician recruiting. Think the Province staff has done a — a good job this year in — in building and retaining and maintaining the physicians. We — when we plan — we have some pretty strong goals for recruiting physicians, but we think that there’s improvement in most — most of the line items on — on the expense side.

A.J. Rice - Merrill Lynch — Analyst

Okay. On the — in the quarter you — and you went through in a lot of detail on the — what’s happened on the volume side relative to the flu, your revenue per adjusted admission or equivalent admission were up 13.7 percent, I guess. What would be sort of — can you — is there any way to normalize that number ex the flu, and if — even if not, can you make some comments about what your assumption is about that trend in that pricing metric going forward into ‘05?

Bill Gracey - LifePoint Hospitals, Inc. — COO

Yes, I think overall we were — we are anticipating in ‘05 about a 5 percent increase in managed care pricing, about a — a 4 to 5 percent increase in our Medicare pricing. Overall, we’re putting in price increases in the 6 percent range. And, let’s see, what else? It’s relative to Medicaid. For the most part, we’re showing that as flat.

A.J. Rice - Merrill Lynch — Analyst

Okay. And just a last question. On Bartow, what’s — what’s —can you maybe update us on the status of that and what —what you think will happen there?

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Things are moving along very well. There’s a lot of interest in Bartow. I think we — you know, we should, you know — in the late first, early second quarter, we should have Bartow divested.

A.J. Rice - Merrill Lynch — Analyst

Okay. All right. Thanks a lot.

Operator

Thank you. Continuing on, our next question comes from David Dempsey of Avondale Partners. Please go ahead, sir.

David Dempsey - Avondale Partners — Analyst

Good morning. Going back to the development update, I know you talked about Bartow. What — what’s the status of Wythe? And then if you look at acquisitions, you talked about the strength of the pipeline, and then possibly portfolio rationalization moves out in the future? I know you’re not going to get specific, but, you know, give us a flavor for what you’re thinking in terms of the overall portfolio after the deal is done

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Okay. Let me answer the — the last part of your question first, as far as portfolio management. Yes, I think as we’ve visited the hospitals, you know, we haven’t really identified anything that — or any community that’s not attractive to us. There — you know, we — we continue to analyze. We’ve got, I think, 3 other hospitals to visit before we make our final assumptions, but I would say that there’s not going to be any significant amount of portfolio management in the first year. For the most part, I think Bartow is the only thing that we have identified at this point in time, but, you know, we might be looking at some of the smaller hospitals just — just to make sure that we understand the strategy. But we’re going to make sure that we have time to sit down with the community leaders and — and do that before we make any kind of decisions. As far as Whytheville and other acquisitions, let me turn it over to Bill Carpenter.

David Dempsey - Avondale Partners — Analyst

Excuse me.

Bill Carpenter - LifePoint Hospitals, Inc. — EVP

David, as — as you’ve mentioned, with regard to Wythe County, it has been reported, we filed a lawsuit in the federal district court in Virginia in order to ask the judge to determine whether or not a right of first refusal there had been effectively exercised. We’ll — we’ll hope for the best there. Our clear purpose there is our desire to acquire that hospital, and we believe very strongly that the board and community there supports our interest in doing that. With regard to other acquisition opportunities, I’ll tell you that in our experience, we — we are seeing significant hospitals that are available, or at this point where the boards are considering their options in that regard, and we’ve been very successful in telling the LifePoint story, which is a very attractive story in those communities. So we look forward to other very positive opportunities in the years to come.

David Dempsey - Avondale Partners — Analyst

Okay. Quickly, on West Virginia, I’ve heard some other folks talk about prospects in that state, and I know you guys have a fairly significant presence in that state. Going forward, you know, the political environment there, the reimbursement environment, what are you — what is your assessment of that state and how — how meaningful it will stay with — with LifePoint going forward?

Bill Carpenter - LifePoint Hospitals, Inc. — EVP

We’ve had great success at our Logan Hospital, as Bill Gracey has talked about in the past, and — and you’re right, there are a number of very interesting facilities in West Virginia. We — we think that West Virginia has taken some very positive steps recently, and we’ll continue to consider options in that area.

David Dempsey - Avondale Partners — Analyst

Okay. And then finally, I know you mentioned adding personnel, 40 people, I think you mentioned. Any — any news on the development team front to supplement Mr. Carpenter there?

Bill Gracey - LifePoint Hospitals, Inc. — COO

Well, I’ve got a lot of help. I’ve got help from our 2 great development officers here, Paul Dorsa and Paul Hannah and tons of help from our operations team. We get leads from corporate office and from the field. But at — at this point, our development staff will remain intact here.

David Dempsey - Avondale Partners — Analyst

Very good. Thanks a lot, guys.

Bill Gracey - LifePoint Hospitals, Inc. — COO

Thanks, Dave.

Operator

Thank you. Our next question comes from the line of Mr. John Ransom of Raymond James. Please go ahead, sir, your line is open.

John Ransom - Raymond James — Analyst

Hi. I — I just want to try to get one more go-around on the — I guess with Mike, on the jump in revenue per adjusted admit. I mean, we — we see that your acuity is up about 2.7 percent, your surgeries are flat. I assume your pricing was up about maybe 4 to 5 percent. I — I just can’t get the numbers to add up to the 13.7, so could you help me a little bit there, please?

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Yes, John. A little bit — part of that is also your Medicare DSH, and if you saw that, that was about 4 — $4.5 million, so that would also play a part in that net revenue per adjusted admission.

John Ransom - Raymond James — Analyst

Okay.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Also, because of the way the formula works, the outpatient was greater than inpatient, so that does have a little bit of impact in terms of — of how that growth takes place. Medicaid DSH was also up a little bit, wasn’t it, Bill?

Bill Hoffman, VP Government Programs: Wage index.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Wage index. I forgot about that. Yes, wage index up about 700,000.

John Ransom - Raymond James — Analyst

Okay, and then just a — a question on maybe just the — the current — the business environment. According to our friends at the CDC, about 10 percent fewer Americans died in the month of January, which is good for the country, but are you seeing, you know, continued persistence in sort of this weak volume environment related to flu into the first quarter?

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

You know, at this point in time, you know, we’re starting to see the flu pick up. We’ve — I think if you notice the national maps, it’s finally starting to hit in the south, southeast. We’re seeing school closings throughout Kentucky, Tennessee and some of our other markets, so it will be interesting. This really is the normal flu season. Last year, we mentioned it started in early December, but, you know, it’s — it’s sort of late January is when we started to see the flu, you know, just within the last couple of weeks.

John Ransom - Raymond James — Analyst

Right, and again —

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

We’re watching that very closely.

John Ransom - Raymond James — Analyst

Okay. And finally, just to make sure we understand the obvious here, your guidance does not include calling the convert, correct? Which is something that —

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Right.

John Ransom - Raymond James — Analyst

Which looks like it makes a lot of sense to do.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

It’s callable in June and it’s about $0.04 diluted per quarter.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Yes.

John Ransom - Raymond James — Analyst

Correct. Okay. And would you — your guidance for Province, in looking through your pro formas, it looks like the only thing you are really including are the Province synergies at this point. I know you talked about some improvement at the Province, but would it be fair to assume that as we look at ‘06, the actual hospital-level operating improvement should be something we’d look at for more ‘06 than ‘05? ‘05 there’s just more of a corporate synergy, kind of financial-engineering type of year, and ‘06 may be an operating year at the Province hospitals. Is that fair — fair way to think about it?

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Absolutely, John. We’re going to be very disciplined in rolling out our information technology, and there’s a lot of productivity included at the hospital level as we change the processes in — at the hospital level. We’re doing that over a 2-year period of time, and we should start seeing the initial results, not just from the standpoint of improving productivity and eliminating duplication that exists in the Province hospitals. For the most part they haven’t — only — less than a handful of hospitals that have clinical automation, so those results, plus we’ll be spending money — a lot of money training the people.

John Ransom - Raymond James — Analyst

Okay. Well, thanks — thanks a lot. Thanks for all the detail.

Bill Gracey - LifePoint Hospitals, Inc. — COO

Thank you, John.

Operator

Thank you. Continuing on, our next question comes from Adam Feinstein of Lehman Brothers. Please go ahead, sir.

Adam Feinstein - Lehman Brothers — Analyst

Okay, thank you. Good morning, everyone. Just a couple of housekeeping questions here. I just wanted to make sure —and really appreciate all of the detail you guys always give in terms of going through everything. On the volumes, I just want to make sure — so, I mean, you gave a lot of numbers there, but is this a simple way to think about it if we just back out the flu, volumes would have been flat in the quarter? Is — is that basically the way — the point you — you — you were making, Mike?

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Adam, it would be flat to a slight increase.

Adam Feinstein - Lehman Brothers — Analyst

Okay, great. Okay, and then just, you know, my — my — my next question is just the bad debt expense [inaudible] out to me. You guys saw a big improvement there, your charity care was flat. Just, you know, clearly, you know, it’s been a big issue for the industry over the past 2 years now. I — I guess just what — what is your point of view, you know, in terms of going forward as we think about bad debt? I know you don’t give specific line item guidance, but just want to know how we should think about the bad debt. And just in terms of the uninsured growth in your markets, are you seeing a big improvement there?

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

I think, you know, at this point in time, as we’ve looked at this year, obviously, you know, you’re going to have a, you know, 20 or 30 basis points uptick as a result of just the pricing — price increases that we’re putting through, which naturally drives that. But, you know, we started seeing, you know, self-pays stabilize at — in the mid-20 million a year — a quarter level. You know, we were at 26 million in third quarter. It dropped down, what was it, 21 million this — this quarter, Mike?

Mike Culotta - LifePoint Hospitals, Inc. — CFO

I think it was about 23. Dropped down to 23.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

20 — 20 — down to 23. So we’re seeing that stabilize. Yes, we’re starting to see our — you know, in our communities, we’re starting to see the economies improve, you know, in — in certain — certain areas, but our assumption right now is that, you know, look at it being pretty flat — up 20 to 30 basis points next year from where we’re at now.

Adam Feinstein - Lehman Brothers — Analyst

Okay. And just one follow-up question here, also. Just — could you just talk a little bit about TennCare? You know, there was a lot of noise about some of the changes taking place there, and just wanted to get your most recent point of view in terms of what you anticipate going forward and what — and what the impact will be. Thank you.

Bill Gracey - LifePoint Hospitals, Inc. — COO

Adam, as you know, TennCare is Tennessee’s Medicaid program, which receives a lot of attention and ultimately doesn’t — ultimately changes very little. The current TennCare attention is focused on the governor’s attempt to decrease covering back to the Medicaid-only population, which is consistent with most other states, and also institute some utilization limits which, as we all know, is consistent with most payers in the country. It’s — it’s uncertain at this point what the actual impact will be, because there’s — the courts are blocking some of these attempts to do this. It’ll happen over an extended period of time, of 12 months, so in terms of projecting actual dollar impact on us, that’s — that’s — that’s too uncertain at this time. But regardless, we always want to remind everybody that TennCare, as a percent of the new combined company’s total net revenue, is just over — a little bit over 1 percent. The disenrollment they’re talking about is only about a quarter of that population. So although it’s always important to us to monitor it closely, and you’re right to ask about it, it’s not a substantially material or significant impact on us one way or the other.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

And these are — the people they’re eliminating — they’re eliminating, you know, because they say they’re insurable, so over time they should, you know, get on regular insurance roles. But they’ve had the opportunity to save a lot of money over the last 10 years by getting cheaper rates under TennCare.

Adam Feinstein - Lehman Brothers — Analyst

All right. Thank you.

Bill Gracey - LifePoint Hospitals, Inc. — COO

Thank you, Adam.

Operator

Thank you. Continuing on, our next question comes from Robert Mains of Advest, Inc. Please go ahead, sir.

Robert Mains - Advest, Inc. — Analyst

Thanks. Good morning. Just a couple things, echo what Adam said about the thorough comments, very helpful. On the guidance, Mike, the 54.7 million shares, does that include the effect of the converts?

Mike Culotta - LifePoint Hospitals, Inc. — CFO

If you take — let me double-check that. You take the 39.3 plus the 15, you would have to add the 4.7 on top of that.

Robert Mains - Advest, Inc. — Analyst

Okay. So that — so the 39.3 is before the — the — the 4.7?

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Yes, the 39.3 is before the 4.7, that is correct.

Robert Mains - Advest, Inc. — Analyst

Okay. And then just doing sort of the math of — if I take the low end of your EBITDA and the high end of the revenues, you’re still looking at a 21 percent EBITDA margin?

Mike Culotta - LifePoint Hospitals, Inc. — CFO

That is correct.

Robert Mains - Advest, Inc. — Analyst

Okay.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

That is correct.

Robert Mains - Advest, Inc. — Analyst

Okay. That’s all I had. Thank you very much.

Operator

Thank you. Continuing on, our next question comes from Kemp Dolliver of SG Cowen. Please go ahead, sir.

Kemp Dolliver - SG Cowen — Analyst

Thanks, and good morning. Could you give us a flavor for what will be the drivers of the EBITDA margin improvement for standalone LifePoint this year?

Bill Gracey - LifePoint Hospitals, Inc. — COO

I think ongoing attention to the basic sound fundamentals that we’ve been doing to get the growth for the last 5 years will be pretty much the same, Kemp. The physician recruitment that we have on the table this coming year is even greater than what we’ve done this last year. Obviously, that’s going to expand services. We’ve got a, you know, hospital or 2 coming online. I mean, I think — I think at the end of the day, we’re going to be able to continue to leverage our net revenue growth with our fixed expenses and great labor management, so, you know, pretty much the basic fundamentals that have brought us to the — to the dance all long will — will help us moving forward.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

You know, basically, you know, we — you know, the — as we grow volume, especially in the outpatient area, where we don’t have to add staffing, you know, we’ll get some improvement in salaries and wages as a percent of net revenue. Other expenses, I know, Kemp, you know, how fixed those are. We’re still, you know, spending a little bit more on the physician recruiting side, but recruiting about the same number of people, so not a big uptick there, where we’re going to recruit 92 versus 85. So the dollars are pretty stable, but more importantly, you know, we’re seeing improvement from our actuaries on malpractice and the other continued opportunity of taking service contracts to — to acquiring equipment, as our specialists come on board, and we can justify the volumes for that equipment. And I think, you know we think there’s still some improvement as we grow our volumes, you know, in — in, you know, the supply area.

Kemp Dolliver - SG Cowen — Analyst

Great. I know you’re not a — you know, a heavy consumer of implantables, whether they — whether they be cardiology or orthopedic-related, but there’s been, you know, a lot of talk about supply costs, and also, you know, recently a — a change in — potentially change in OIG’s view of gain-sharing arrangements, you know. Where do those activities stand in your priorities for this — for this year?

Bill Gracey - LifePoint Hospitals, Inc. — COO

Yes, relative to the OIG’s gain-sharing opportunities that are still a little vague, we’re going to follow very much HealthTrust

Purchasing Group’s lead on what we can and can’t do there right now. I know that there’s some consideration of working with orthopedists on such a plan, but we will be in line to work with our partners there at HealthTrust Purchasing Group, if and when the OIG fully approves. I mean, we suspect they will, of course, fully approve some of the opportunities that are available that you’re referring to. The other point you’re making is what’s — what’s — and it goes back to your earlier question, is that as we do recruit more sophisticated specialists, as we do more cardiovascular, as we do more stents, as we do more cardiac caths, as we do more implantables, obviously that is driving supply costs up, but to counter that supply cost to keep our supplies as a percent of net revenue where it needs to be, obviously concomitantly we get the net revenue that that more sophisticated kind of services will generate. So we have been pleased to see that as we’re getting more specialists in and as we’re getting more sophisticated in our services, that the additional supply costs that we’re encountering by being more sophisticated has been counteracted with the additional net revenue that that brings.

Kemp Dolliver - SG Cowen — Analyst

Great. Thank you.

Bill Gracey - LifePoint Hospitals, Inc. — COO

Thank you.

Operator

Thank you. Continuing on, our next question comes from Sheryl Skolnick of Fulcrum Global Partners. Please go ahead.

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Thank you very much. Good morning. I’ve got actually a couple of related questions, if I may. The first question is —and I — I just want a detail. Did you tell us why you had such a very strong increase in cardiac cath labs? Did you actually add a cath lab at an existing facility?

Bill Gracey - LifePoint Hospitals, Inc. — COO

Yes, we added 2 of them this last year.

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Okay. And the — the second question is more related to guidance. Historically, your approach to giving guidance has appeared to have proven conservative, not that I would argue with conservatism from a hospital company, but you certainly have had lot of the quarters in which you’ve — you’ve exceeded your own expectations. So I’ll ask the question this way. Have you changed your approach to constructing your guidance any, given that you’re now doing it for both you and pro forma for the Province combination?

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Sheryl, I would probably answer that from — the first part of your question is we are a conservative company in terms of that, and will continue to do that. Our one other item as it relates to the acquisition, which is we will have some sizable expenses in terms of IS conversion, and we wanted to be a little conservative in that area because we will be converting approximately — of full conversions, 4 to 5 hospitals, and we will be converting 15 other ones not totally converted. Those will take over another period of time, but there will be partial conversions that will actually be taking place at all of the hospitals, and when you took a — take a look at the number of hours and — and expense that that could be, and that would be expense, not capitalized. And as we stated, there’s only going to be about $26 million in IS costs next year, so we wanted to be a little conservative in that area with those expenses and concentrate on that. So to answer your question, we are — we — we believe in being conservative.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

And — and you know, just, Sheryl from a — I think you know that, you know, ever since we started the company, consistent with Scott Mercy and — and Jim Fleetwood’s philosophies, we’ve wanted to put integrated clinical and financial systems in our hospitals because we feel like going forward that that productivity is going to be needed, and, you know, as — as you look at being paid based on the performance and the quality information that payers are going to require, plus, you know, what we found when we got ready for year 2000 with HCA was that there was a lot of savings by putting these systems in. But it takes about 9 to 10 months. You’re changing every clinical process. In the Province situation, the majority of their hospitals, except their larger hospitals, are on HMS, which has no clinical capabilities to speak of, or at least — let me put it this way —

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Limited.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Yes we’ve gone to the hospitals, they’re not using any kind of clinical automation, with the exception of the larger hospitals. And Marty was headed in the direction with McKesson on that, and so he was moving in that direction. We’re sort of turning the corner to make sure that the top 5 hospitals that are on SMS and I think — there — those — there’s 3 or 4, you know, plus the start up. You know, we’ve got start-up costs up a Fort Mojave, and continuing to get Coastal going, so that — you know, I — I think, you know, we’re being cautious as to how — you know, we’ve got numbers out — out there, we’re putting processes in to manage them, and I think that’s why, you know, we’re very detailed oriented, and we manage to those numbers and — and — and try to exceed those in all — in all cases.

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Yes, it — it — but it sounds — it sounds to me like you’ve been extremely considerate in the sense of what it — you know, all of the level of detail that you’ve gone to, and — and that’s comforting. The one little detail that I didn’t hear, and I apologize if you said it, is volumes. What are you assuming about your underlying volume trends here?

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

You know, basically, we’re looking at 1.5 to 2 percent admission growth.

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Admissions, not adjusted? Or equivalent admissions?

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Right.

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Okay. And then finally, just a little clarification on the cash flows and the DSOs. You have substantially lower DSOs than Province does. May I assume that you’re not getting — that —that your guidance excludes any benefit from improved collections?

Mike Culotta - LifePoint Hospitals, Inc. — CFO

It does not on a specific basis, Sheryl, no, that — that is true, it does not.

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Right, so it’s not — it’s not in there and you — presumably with better systems, you’ll be able to bill faster and the like, but you’re not getting any benefit of that in the year in which you install the systems.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Well, in fact, we’ve got to make it. We’re training these people on new systems and we’ve got keep them focused on —

Sheryl Skolnick - Fulcrum Global Partners — Analyst

On collecting —

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

— collecting off the old system. So that’s why we’re not showing big benefit there.

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Excellent. Thank you very, very much.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Mike, did you have any other — ?

Bill Gracey - LifePoint Hospitals, Inc. — COO

Thank you, Sheryl.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Sheryl, the only other thing, you had — had talked about adjusted admissions, but our adjusted admissions would be about 4 to 5.5 percent.

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Right, because you’ve got such powerful in — outpatient contribution.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

That is correct.

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Yes, great. Thank you so much.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Thank you.

Operator

Thank you. Continuing on, our next question comes from Charles Lynch of CIBC World Markets. Please go ahead, sir.

Charles Lynch - CIBC World Markets — Analyst

Thanks. Good morning. Just a quick question related to the — the guidance and Province. That — that company hasn’t reported its fourth quarter results yet, but is it okay to — to presume that you’ve got an educated view of — of how their — how they ended the year, and as a result there’s no, you know, clause in here that your guidance is subject to any review, you know, after they report next week?

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Yes, I think, you know, Charlie, that’s — we have a confidentiality agreement and, you know, we can’t really make any comment on Province performance.

Charles Lynch - CIBC World Markets — Analyst

Okay. Thanks.

Operator

Thank you. Continuing on, the next question comes from Kristen Stewart of UBS. Please go ahead.

Ken Weakley - UBS — Analyst

Hi. Actually, it’s Ken Weakley A couple questions. First, just to clarify, Mike, did you say Medicaid DSH was 4 to 4.5 in a quarter?

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Medicare was higher by about 4, 4.5 than it was —

Ken Weakley - UBS — Analyst

Oh, it was higher by —

Mike Culotta - LifePoint Hospitals, Inc. — CFO

6.5 total — 6.5 million total, up 4 — up 4.

Ken Weakley - UBS — Analyst

Okay. And then secondly, I guess, in terms of your forecast going forward, if you can tell us what you think — or what the implied margin performance is that the Province assets is. What do you think — in other words, what do you think under your management those assets can produce in EBITDA margin? That would be helpful.

Bill Gracey - LifePoint Hospitals, Inc. — COO

Well, as you know, historically, it’s been about a 3.5 percent difference in the 2 margins.

Ken Weakley - UBS — Analyst

Right.

Bill Gracey - LifePoint Hospitals, Inc. — COO

I think our first year, we’re looking at upping those maybe a third to halfway of the difference.

Ken Weakley - UBS — Analyst

Okay. And then as you get into ‘06, Ken, as you had said operationally, in terms of generating, I guess, higher revenue per admission through physician recruitment and that sort of thing, you think you can drive this higher, yes?

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Absolutely. Over time, keep mind, we’ve got a lot of process change to go through in the first — the first year and a half.

Ken Weakley - UBS — Analyst

Right. In terms of your core asset base, you mentioned, I think, some accretion or some EBITDA margin expansion here in ‘05. In terms of how mature those assets are, what is the, I guess, peak level of margins, or what do you think you can get to over time? You’ve had, you know, a great number since you came out of HCA, and it would seem, looking at these last couple of years, maybe you sorted of plateaued, but you’re sounding like you’re more confident that there’s more expansion opportunity, and I’m just wondering where that — where that’s really coming from.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Well, I — I think it’s really, you know, the fact that we continue to — you know, we’re in — we’re in communities that we have tremendous opportunity to continue to capture market share, and in capturing that market share, providing the additional specialty-type services that are presently having to leave town to get that healthcare, as we are able to build over time enough volume to put that in the hospitals, which we’ve, you know, successfully seen over the last couple of years, we —we still think there’s a lot of opportunity there, and we leverage the fixed costs. And, you know, as you well know, the 2 places, you know, that are just — if you manage well that you’re going to get margin improvement is going to be in productivity and leveraging that fixed cost, and in other expenses which is, you know, I don’t know, Mike, 90 percent fixed in nature. So, yes, 50 — you know, we continue to think we can do, you know, 50 to 75 basis points improvement in margin, and, you know, keep in mind, Ken, it — it also depends on, you know, the particular state that you’re in. For — you know — you know, we have hospitals that, you know, are operating efficiently at a 20 percent margin, you know, because it’s small, you know, it might be in a small market, in a — a state that doesn’t have a great payment mix — payer mix, and others that are generating in the mid-30s.

Ken Weakley - UBS — Analyst

Okay. I guess one last question. Given the slowdown in volume, and given the — the strong physician recruitment, one would think that a larger percentage of your doctors are hitting their income guarantees. Is that a number you can give us, or give us some ratio or any color on? Is it true? I mean, I — does that logic make sense?

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Can I answer that? Can I start answering that? Historically, they come off their guarantees anywhere between 6 and 9 months. The last time we looked at that, I think the amount paid was between 100 — the guarantee ended up being between $130,000 and $150,000 per doc, and again, that depends on specialty. Obviously, a higher specialty would be a higher number. But we’ve not seen that significantly be expanded or changed.

Ken Weakley - UBS — Analyst

Okay.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Usually they’ll come off anywhere from 6 to 9 months. Again, it depends on the — the — the type of specialty and all. It depends on the type of special and all.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

You know, there’s obviously, you know, you can bring a, you know, cardiologist in and they can, you know, immediately start getting referral to do caths, but you bring an OB in, and, you know, there’s sort of a gestation period of 9 months there.

Ken Weakley - UBS — Analyst

So you’re saying the timing of the — it’s not really changed with the slowdown in the business?

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

It really hasn’t.

Ken Weakley - UBS — Analyst

Okay, thank you.

Operator

Thank you. Ladies and gentlemen, we do welcome your questions and/or comments. Please feel free to press the 1, followed by the 4 now.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Are there any more?

Operator

We now have a question from the line of Mr. Tim Leahy of Goldman Sachs. Please go ahead, sir.

Tim Leahy - Goldman Sachs — Analyst

Good morning. A quick question, as that — it’s getting to be a late hour. Just — is it your expectation, given that you’re going to own the Province assets in fairly short order here, that they’re going to file a 10-K and they’ll be Sarbanes-Oxley 404 compliant?

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Bill?

Bill Carpenter, Executive Vice President: Well, until the — until the acquisition closes, Province will continue to operate as a standalone entity, and — and certainly they have been. We’re — we are certain, continuing to operate pursuant to Sarbanes-Oxley and to test 404, so we expect that that will continue as well.

Tim Leahy - Goldman Sachs — Analyst

So based on just the timing of the close of the deal, does that — will late — mid-to-late March — that would fall in the SET —SEC time requirement for a 10-K filing, as — as you’re aware?

Mike Culotta - LifePoint Hospitals, Inc. — CFO

The — the requirement for the 10-K, as you know, was originally set at 60 days, put they pushed it back 15 days, so with that, the requirement this year — there’s a 75-day requirement, so if you count the days, a March 16 date would — would require everyone to be complete with their 10-Ks and all, so that would be the requirement.

Tim Leahy - Goldman Sachs — Analyst

Okay. Thank you very much.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Thank you.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Okay. Thank everyone. We’ll take one more question.

Operator

Thank you, sir. Our final question, therefore, comes from the line of Shawn George of Drake Management. Please go ahead, sir.

Shawn George - Drake Management — Analyst

Hi, thanks. A quick question. You’ve probably stated this before, but can you give me some color on your pro forma consolidated debt once the acquisition closes, just on an aggregate level?

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Oh, the pro forma consolidated debt, it — it’s still consistent with what’s in the more recent S-4 filing, which would be, as Ken mentioned earlier on this call, you would have a 1.05 billion, or a billion, 50 million Term B, which would be estimated at LIBOR plus 175. Then after that would be a — a floating high-yield convert which would be approximately 250 million. Our estimate there is LIBOR plus 225. You would still have outstanding our convert, which would be the 221 million outstanding at 4.5 percent. Then there would some various leases, but those would be very, very immaterial, they’re probably in the $3.8 to $5.5 million range on capital leases. We would have the availability under a revolver of approximately 300 million on that. So that’s — but none of that would be outstanding. The only thing there would be some minor LOCs, letter of credits, which would relate to our insurance programs.

Shawn George - Drake Management — Analyst

Great. Thank you very much.

Operator

Thank you, gentlemen.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, CEO

Okay, we — again, we wish to thank each of you for your interest in LifePoint. As always, we want to thank everyone at LifePoint.

Operator

Ladies and gentlemen, that does conclude the conference call for today. We thank you all for your participation and ask that you please disconnect. Thank you once again, and have a wonderful day.